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02054070

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44204

SEC MAIL PROCESSING SECTION RECEIVED AUG 23 2002 WASHINGTON, D.C. 160

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2001 (MM/DD/YY) AND ENDING 6/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FIRST BERMUDA SECURITIES (BVI) LTD.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

GROUND FLOOR, CHEVRON HOUSE, 11 CHURCH STREET
(No. and Street)

HAMILTON	BERMUDA	HM 11
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

D.LLOYD CHRISTOPHER — (441) 295-1330
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name — *if individual, state last, first, middle name*)

PAR-LA-VILLE ROAD	HAMILTON	BERMUDA	HM 11
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL RAYMOND SCHROTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST BERMUDA SECURITIES (BVI) LTD., as of JUNE 30, XX2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Julie Victoria Stanton
Notary Public
Hamilton, Bermuda

My commission does not expire under the laws of the Islands of Bermuda.

Notary Public

Signature

Secretary
Title



$10
REVENUE BERMUDA
$5
REVENUE BERMUDA

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- N/A [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- N/A [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- N/A [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

Chartered Accountants

Crown House
4 Par-la-Ville Road
Hamilton HM 08
Bermuda

Mailing Address:
P.O. Box HM 906
Hamilton HM DX
Bermuda

Telephone (441) 295 5063
Fax (441) 295 9132
Email kpmg@kpmg.bm

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
First Bermuda Securities (BVI) Ltd.

In planning and performing our audit of the financial statements of First Bermuda Securities (BVI) Ltd. (the "Company"), for the year ended June 30, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and of the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG

Chartered Accountants
Hamilton, Bermuda
July 22, 2002

FIRST BERMUDA SECURITIES (BVI) LTD.

Financial Statements
(With Independent Auditors' Report Thereon)

Years Ended June 30, 2002 and 2001

KPMG

KPMG

Chartered Accountants

Crown House
4 Par-la-Ville Road
Hamilton HM 08
Bermuda

Mailing Address:
P.O. Box HM 906
Hamilton HM DX
Bermuda

Telephone (441) 295 5063
Fax (441) 295 9132
Email kpmg@kpmg.bm

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder of
First Bermuda Securities (BVI) Ltd.

We have audited the accompanying statements of financial condition of First Bermuda Securities (BVI) Ltd. as at June 30, 2002 and 2001 and the related statements of income, changes in stockholder's equity and cash flows for the years ended June 30, 2002 and 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

The statements of changes in liabilities subordinated to claims of general creditors have not been presented as there were no such liabilities during the years ended June 30, 2002 and 2001.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Bermuda Securities (BVI) Ltd. as at June 30, 2002 and 2001 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG

Chartered Accountants
Hamilton, Bermuda
July 22, 2002

FIRST BERMUDA SECURITIES (BVI) LTD.

Statements of Financial Condition

June 30, 2002 and 2001
(Expressed in United States Dollars)

	2002	2001 (Note 8)
Assets		
Cash and cash equivalents (Notes 2(d) & 3)	$ 75,177	$ 91,980
Brokerage commissions receivable (Note 2(a))	60,389	85,959
Due from parent company (Note 4)	3,773	263
Total assets	139,339	178,202
Liabilities		
Amounts due to clearing broker	19,113	21,663
Accounts payable and accrued expenses	2,875	2,080
Total liabilities	21,988	23,743
Stockholder's equity		
Capital stock		
Authorized issued and fully paid		
50,000 shares of $1 par value each	50,000	50,000
Retained earnings	67,351	104,459
Total stockholder's equity	117,351	154,459
Total liabilities and stockholder's equity	$ 139,339	$ 178,202

See accompanying notes to financial statements

Signed on behalf of the Board

_________________________ Director

_________________________ Director

FIRST BERMUDA SECURITIES (BVI) LTD.

Statements of Income

Years Ended June 30, 2002 and 2001
(Expressed in United States Dollars)

	2002	2001
Income		
Brokerage commissions (Note 2(a))	$ 706,365	$ 951,352
Interest income (Note 2(b) & 2(d))	45,747	41,089
Total income	752,112	992,441
Expenses (Note 5)		
Commission expenses (Note 2(c))	273,944	369,751
Clearing and brokerage charges	173,705	211,415
Telecommunications expense	29,602	36,123
Secretary and filing fees	6,868	2,029
Insurance expense	4,835	3,100
Bank charges	266	100
Total expenses	489,220	622,518
Net income for the year	$ 262,892	$ 369,923

See accompanying notes to financial statements

FIRST BERMUDA SECURITIES (BVI) LTD.

Statements of Changes in Stockholder's Equity

Years Ended June 30, 2002 and 2001
(Expressed in United States Dollars)

	2002	2001
Capital stock		
Capital stock at beginning of year	$ 50,000	$ 50,000
Capital stock at end of year	50,000	50,000
Retained earnings		
Retained earnings at beginning of year	104,459	231,536
Net income for the year	262,892	369,923
Dividends paid	(300,000)	(497,000)
Retained earnings at end of year	67,351	104,459
Total stockholder's equity	$ 117,351	$ 154,459

See accompanying notes to financial statements

FIRST BERMUDA SECURITIES (BVI) LTD.

Statements of Cash Flows

Years ended June 30, 2002 and 2001
(Expressed in United States Dollars)

	2002	2001 (Note 8)
Cash flow from operating activities		
Net income	$ 262,892	$ 369,923
Adjustments to reconcile net income to net cash provided by operating activities		
Change in brokerage commissions receivable	25,570	(8,709)
Change in amount due from parent company	(3,510)	637
Change in amounts due to clearing broker	(2,550)	21,663
Change in accounts payable and accrued expenses	795	2,080
Cash provided by operating activities	283,197	385,594
Cash flow from financing activities		
Dividends paid	(300,000)	(497,000)
Cash used by financing activities	(300,000)	(497,000)
Net decrease in cash and cash equivalents	(16,803)	(111,406)
Cash and cash equivalents at beginning of year	91,980	203,386
Cash and cash equivalents at end of year	$ 75,177	$ 91,980

See accompanying notes to financial statements

1. **General**

First Bermuda Securities (BVI) Ltd. (the "Company") was incorporated on November 2, 1992 under the laws of the British Virgin Islands and carries on business as a broker/dealer as a registered member of the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly owned subsidiary of First Bermuda Group Ltd., a company incorporated in Bermuda.

2. **Significant accounting policies**

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following are the significant accounting policies adopted by the Company:

a) *Brokerage commissions*

Brokerage commissions are accounted for on a trade-date basis and are accrued to the balance sheet date.

b) *Interest income*

Interest income is accrued to the balance sheet date.

c) *Commission expenses*

Commission expenses primarily represent reimbursement of commissions paid by the parent to its employees for services provided to the Company relating to the broker/dealer business and are accrued to the balance sheet date.

d) *Cash and cash equivalents*

Cash and cash equivalents are short-term, highly liquid investments with maturities of less than three months from the date of acquisition. Money market fund investments are included in cash equivalents and are valued at the net asset value as reported by the funds' administrators with any appreciation in value recorded as interest income in the statement of income.

3. **Concentration of credit risk**

Cash includes deposits of $17,651 (2001 - $34,447) held with a single Bermudian Bank. Cash in the amount of $25,000 must be maintained with the clearing broker.

4. **Due from parent company**

Amounts due from the parent company are interest free, unsecured and have no fixed terms of repayment.

5. **Related party transactions**

General and administrative expenses of the Company amounting to $37,029 (2001 - $26,227) have been paid for by the parent and are not included in the statement of income.

6. **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At June 30, 2002 the Company had net capital of $108,578 (2001 - $124,196), which was $103,578 (2001 - $119,196) in excess of its required net capital of $5,000.

7. **Taxation**

The Company is considered a non-resident corporation for British Virgin Island corporation taxation purposes and is therefore not subject to tax.

8. **Comparative figures**

Certain comparative figures have been reclassified to conform to the current year financial statement presentation.

Schedule 1

FIRST BERMUDA SECURITIES (BVI) LTD.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

June 30, 2002 and 2001

	2002	2001
Net capital		
Total stockholder's equity	$ 117,351	$ 154,459
Total stockholder's equity qualified for net capital	117,351	154,459
Other deductions (excess fidelity bond)	(5,000)	(5,000)
Total capital & allowable subordinated liabilities	112,351	149,459
Deductions &/or charges Nonallowable assets:		
Amount due from parent company	(3,773)	(263)
Collateral maintained with dealer	–	(25,000)
Total deductions &/or charges	108,578	(25,263)
Net capital before haircuts on securities positions	108,578	124,196
Net capital	$ 108,578	$ 124,196
Computation of basic net capital requirement		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 103,578	$ 119,196
Ratio: Aggregate indebtedness to net capital	0.20 : 1.00	0.19 : 1.00

There is no material difference between the Computation of Net Capital under Rule 15c3-1 above and that reported by the Company in its unaudited FOCUS Part IIA filing as of June 30, 2002.